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August 25, 2021

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Blaise Rhodes

Re:	Rent the Runway, Inc.

  Draft Registration Statement on Form S-1

  Confidentially submitted on July 16, 2021

  CIK No. 0001468327

Ladies and Gentlemen:

On behalf of Rent the Runway, Inc. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on July 16, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 13, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Draft Registration Statement on Form S-1

Prospectus Cover

1.

Please revise the disclosure on your prospectus cover and in your prospectus summary regarding the ownership of your Class B common stock to clarify that your founders, executive officers, directors, and their affiliates will hold Class B common stock, as you have disclosed in your risk factors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover and pages 10, 12, 14, 58 and 155 of Submission No. 2.

Risk Factors, page 20

2.

We note your disclosure on page 161 that your Amended Charter will waive the corporate opportunity doctrine with respect to your non-employee directors. Please provide risk factor disclosure related to the conflicts of interest and any other risks to investors related to this provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 64 of Submission No. 2.

Our Amended Charter will designate the Court of Chancery of the State of Delaware..., page 64

3.

We note your disclosure that your exclusive forum provision will require Securities Act claims to be litigated in U.S. federal court, yet you also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act claims. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision, given this concurrent jurisdiction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 163 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

4.

With a view to helping investors understand your total, active and paused subscriber numbers, please clarify the durations for which customers are permitted to pause their subscriptions, and whether the terms of your paused subscriber program have changed over the years, including in response to the COVID-19 pandemic. For example, we note that you disclose that in response to the COVID-19 pandemic you “[m]ade it easy for customers to pause, rather than cancel, their subscriptions to encourage retention during the COVID-19 pandemic;” however, it is unclear if you extended the time customers could pause their subscriptions. In addition, tell us whether management tracks paused subscribers, and what consideration you gave to disclosing any related metrics in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that currently, subscribers are able to pause their subscriptions for one month at a time. Prior to April 2021, subscribers were able to pause one month at a time using the Company’s online “pause” button, or were able to pause for one, two, or three months at a time by reaching out to the Company’s customer service team. There is currently no limit to the number of “pauses” a subscriber can take so long as she reaches out to the customer service team or elects to extend her pause via website or app. The Company notifies paused subscribers via email prior to their resume date. The Company has revised page 86 of Submission No. 2.

During the COVID-19 pandemic, the Company took the following actions to make it easier for customers to pause, rather than cancel, their subscriptions: (i) during the height of the COVID-19 pandemic (or from approximately April 2020 to August 2020), the Company announced proactive extensions of “pause” states so that subscribers did not have to return to the website, or reach out to customer service, to extend their paused state themselves; (ii) during this same time period, the Company proactively re-paused subscribers who automatically resumed their subscription out of paused states, but did not use their subscription, within four days of their resume date; and (iii) the Company launched a feature where subscribers could pause their membership and keep some or all of the items at home for a fixed fee per item per month. The new feature gave subscribers flexibility to keep enjoying a limited number of items and/or gave subscribers the option to continue to shelter-in-place rather than visiting a return location or scheduling a pick-up.

While the number of paused subscribers is derivable from the metrics included in Submission No. 2 by comparing active subscribers to total subscribers, management does not believe additional pause-related metrics would be meaningful for investors in evaluating the financial performance or prospects of the business as the number of active subscribers is the key subscriber metric related to subscribers that management uses to manage and evaluate the performance of the business as noted in Submission No. 2. Further, given the Company’s flexible “pause” program and the fact that paused subscribers pay no fee or a low fixed fee while paused, the number of paused subscribers at any given time and the minimal revenue generated from these paused subscribers does not give an investor material or meaningful insight into the financial or operational performance of the business.

Key Factors Affecting Our Performance

Subscribers and Customers, page 82

5.

We note that your growth is in part dependent on retaining existing customers and that you “assess the strong retention of [y]our subscribers and customers by analyzing the individual performance of [y]our historical customer cohorts over time.” However, it is not clear from your current presentation how customer retention is reflected. Please quantify the number of customers comprising each cohort for each year presented and the retention by cohort by year. In your presentation of Subscriber Cohorts, please quantify the number of current and previous subscribers and tell us why you have not included the 2016 and 2017 cohorts that you have included in the Cumulative Revenue Per Customer By Cohort graph on page 83.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company’s management monitors the number of customers comprising each cohort for each year and the retention by cohort by year in evaluating the performance of the Company, it does not believe the size of the cohorts or the retention rates would be meaningful to investors in understanding the behavior of each cohort. The Company intentionally encourages pause behavior for subscribers who need to pause and, as described above, has added functionality to allow subscribers to pause more easily, giving them the flexibility to adapt the usage of their membership throughout the year as their everyday life changes. Prior to COVID-19, many subscribers customized their subscription and chose to pause and subsequently resume their subscription later as needed. Indeed, the Company is currently seeing similar behavior with many customers who paused their subscriptions during COVID-19 now resuming their subscriptions. The Company has observed similar trends with subscription cancelations historically and currently; even if subscribers cancel their subscription, they often return to the platform and resubscribe, resulting in high levels of retention measured over long periods. Because of the encouraged ability to pause, which the Company made easier for its customers due to COVID-19, and the rates of resubscription of customers whom have canceled their subscription, any measure of retention would not necessarily be comparable to similar retention measures of other companies and could be misleading to investors.

As a result, the Company is focused on the revenue generation of customer and subscriber cohorts over time, as well as long-term retention rates and believes that looking at retention rates over shorter horizons, especially with more recent cohorts, could result in a misleading interpretation of the overall loyalty of subscribers. The Company believes that the best way to measure the retention of subscribers and customers is by evaluating the number of active subscribers and the percentage of total revenue generated by subscribers, as well as the cumulative revenue per customer and per subscriber per cohort over time included on page 83 of Submission No. 2. The Company also believes its profitability is indicative of the lifetime value of cohorts, as measured by gross profit and gross margin, gross profit excluding product depreciation and gross margin excluding product depreciation which have been included on page 88 and elsewhere in Submission No. 2.

The Company respectfully advises the Staff that it has not included the 2016 and 2017 subscriber cohorts as the Company’s management does not believe the behavior and cumulative revenue generated by these cohorts is instructive in understanding the behavior of current and future subscribers. The Company’s subscription program was launched in early 2016. In late 2017, the Company changed the program to increase the number of items received per shipment and to increase the price of the program, with all subscribers in the program prior to the change continuing to get the benefit of the original lower price. As such, given the differentiated and preferential price of the subscribers in these cohorts, the Company does not believe that the loyalty and retention of these cohorts is indicative of future subscriber behavior and retention. On the other hand, those customers have been included in the Cumulative Revenue Per Customer By Cohort graph as the number of subscribers was a smaller proportion of the customer mix at that point and the behavior described above does not unduly impact this particular metric.

6.

Please balance your subscriber cohort discussion with a discussion of subscription cancellations, or tell us why this not material information. Please discuss any known trends or uncertainties regarding customer retention and subscription cancellation that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(b)(2)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s management does not believe the Company’s subscriber retention rate would be meaningful to investors. As described above, the Company has seen historically that many subscribers choose to pause their subscriptions and subsequently resume their membership later and that customers will often resubscribe when they cancel their membership. In fact, as noted above, during COVID-19, the Company added functionality to make it easier for the Company’s customers to pause, rather than cancel, their subscriptions, and now a high proportion of our customers who paused, or who had previously canceled, have subsequently resumed or reinstated their subscription. The Company’s historical patterns and the ability of customers to pause subscriptions and subsequently resume their membership, or to cancel their subscription and return to the platform, could potentially impact the retention rates in a misleading way and may not be directly reflective or representative of the Company’s near or longer-term financial performance. Instead, the Company measures the cumulative average spend by each cohort of customers to include the impacts of how subscribers and customers use the platform over time. The Company’s leading indicator for its business, not otherwise reflected or derivable from the Company’s financial statements, is the number of active subscribers at any given time. Further, the Company has disclosed the percentage of total revenue generated by the Company’s total subscribers to illustrate the contribution of the Company’s total subscriber base to the Company’s topline performance, which the Company believes indicates to investors the contribution that subscribers have to the Company’s financial performance.

Impact of COVID-19 on Our Business, page 85

7.

We note your disclosure that consumer demand decreases were closely tied to COVID-19 positivity rates and social distancing and shelter-at-home restrictions and that as COVID- 19 restrictions have been relaxed and virus positivity rates have declined, you have seen increased demand for your offerings. Please discuss if, and to what extent, the recent rise in positivity rates due to circulation of the Delta variant has changed management’s expectations with respect to demand for your offerings.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 85 of Submission No. 2.

Agility and Resiliency During COVID-19, page 86

8.

Given the significant reduction in your operating expenses and workforce in response to the COVID-19 pandemic, please discuss whether management expects difficulties meeting the expected increased demand for your offerings.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 87 of Submission No. 2.

Key Business and Financial Metrics, page 88

9.	Please balance your discussion of your key business and financial metrics by identifying material risks or limitations in using those particular metrics, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 17 and 88 of Submission No. 2.

10.

In an appropriate place in your prospectus, clearly define the term “total subscribers,” and tell us whether the term includes those who initially subscribe and cancel within the same fiscal year, but cancel prior to the last day of that year.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 1 of Submission No. 2. The Company respectfully advises the Staff that total subscribers represent the number of subscribers with an active or paused membership as of the last day of the fiscal period. Total subscribers exclude subscribers who had an active or paused subscription during the fiscal period but ended their subscription prior to the last day of the fiscal period.

Non-GAAP Financial Metrics

Adjusted EBITDA, page 94

11.

Please tell us how you determined that the write-off of liquidated assets is not a normal, recurring cash operating cost since this appears to represent the remaining capitalized costs for products sold at the end of their lifecycle. Refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the write-off of liquidated assets represents the write-off of the remaining book value of liquidated products that had previously been held for sale. It is being added back because it represents the non-cash expense recognition of the remaining depreciation (representing the salvage value) for liquidated units sold. This amount is not included in rental product depreciation, as it is accounted for on the Company’s income statement in general and administrative expenses as a part of the gain/loss on liquidation of rental product. This line item is a recurring non-cash item and it is being added back to net income for purposes of calculating Adjusted EBITDA due to its non-cash nature.

Quantitative and Qualitative Disclosure About Market Risk, page 98

12.	Please revise your discussion of your exposure to interest rate risk so that it is presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 102 of Submission No. 2. The Company respectfully advises the Staff that it does not consider there to be any material quantitative information to be presented for interest rate risk as a market risk exposure category.

Share-Based Compensation, page 100

13.

Your disclosure on page 100 indicates that certain RSUs will vest only upon satisfaction of both time-based service and performance-based conditions. You also indicate that in the period in which a qualifying event, such as an initial public offering becomes probable, you will record a cumulative one-time share-based compensation expense determined using the grant-date fair values. Please revise to disclose the amount of compensation expense that will be recognized in your financial statements once your initial public offering is determined to be probable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has only granted RSUs that vest upon satisfaction of both time-based service and performance-based conditions. As of January 31, 2021, the Company has not recognized share-based compensation expense for awards with performance-based conditions which include a qualifying event because the qualifying event is not probable. In the period in which the qualifying event, such as an initial public offering, becomes probable, the Company will record a cumulative one-time share-based compensation expense determined using grant-date fair values. Share-based compensation related to any remaining time-based service after the qualifying event will be recorded over the remaining requisite service period. The Company will record share-based compensation expense for RSUs on an accelerated attribution method over the requisite service period, which is generally four years, and only if performance-based conditions are considered probable to be satisfied. The total unrecorded share based compensation expense related to these awards was $12.7 million as of January 31, 2021. The total unrecorded share based compensation expense relating to RSUs for which the time-based service vesting condition had been satisfied or partially satisfied as of January 31, 2021 was $7.6 million, which represents the amount of cumulative compensation expense that would have been recognized in the Company’s financial statements had the initial public offering been determined to be probable at January 31, 2021.

The Company has revised pages 104 and F-36 of Submission No. 2.

Business, page 102

14.

Where you present certain business metrics in this section, please include figures for both fiscal years 2019 and 2020. For example, you disclose that in fiscal year 2019, you were in the top 30% of distribution partners, by revenue, for 64% of your brands, but you do not provide comparable disclosure for 2020. This is just one example.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe including additional fiscal year 2020 figures would be meaningful to investors. The key financial, operational and financial condition impact that COVID-19 had on the Company’s business is fully reflected in the Company’s fiscal year 2020 financial statements. While the fiscal year 2019 figures demonstrate how the Company’s business typically operates, fiscal year 2020 figures were largely distorted by both the negative and positive impacts of COVID-19, including varying levels of customers’ interaction with the Company’s business, the industry and the economy. Including these figures could potentially be misleading to investors given how impacted consumer spending, product sourcing, special events and office density were by COVID-19, which in turn impacted how the Company’s customer used her subscription and interacted with the Company’s brands and how the Company sourced from its brands.

Trends in Our Favor, page 104

15.

Please balance this disclosure with disclosure regarding the trends that may continue as a result of the COVID-19 pandemic. For example, you disclose on page 26 that as a result of changes to daily life due to the COVID-19 pandemic, including increased rates of working remotely from home, many customers’ demand for a variety of apparel was, and in the future may be, reduced or eliminated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3 and 108 of Submission No. 2.

Our Unique Brand Partner Approach, page 112

16.

We note your disclosure that you are shifting to acquire more products through Share by RTR and Exclusive Designs and that you sourced approximately 54% of your products from Share by RTR and Exclusive Designs in fiscal year 2020 compared to 26% in fiscal year 2019. Please include more detailed disclosure regarding the general revenue sharing arrangements with your brand partners under these sourcing strategies and how the shift to revenue sharing may impact your revenues in future periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revenue sharing arrangements with the Company’s brand partners under the Share by RTR and Exclusive Designs sourcing strategies do not impact the Company’s revenue on the consolidated statement of operations. As the consideration owed to the brand partners varies based on the usage of the underlying sourced item, these revenue share payments are recognized as variable costs and are recorded in the rental product depreciation and revenue share financial statement line item on the Company’s consolidated statement of operations. In order to clarify the impact that the shift to these revenue sharing arrangements may have on the Company’s consolidated financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company respectfully advises the Staff that it has revised pages 77 and 117 of Submission No. 2.

Our Technology and Logistics Advantage, page 117

17.

We note your disclosure on page 33 that the substantial majority of your inbound shipments from customers are currently returned through a single vendor. Please disclose whether you have any agreements with that vendor, the material terms of any agreement, and file the agreement as an exhibit to the registration statement. Alternatively, please tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe it is required to file this agreement as an exhibit because it does not believe that it is substantially dependent on this shipping vendor. Though the Company was previously working with one vendor for a substantial majority of inbound shipments, there are no exclusivity requirements for such arrangement and the Company has from time to time moved, and is currently in the process of moving, inbound shipments from one vendor to another, further demonstrating that alternative vendors are available and could be engaged in a reasonable period of time if necessary. In addition, the Company aims to ensure that any new agreements entered into with shipping vendors include termination provisions and/or other adequate provisions to continue to allow the Company the flexibility to move again as needed. The Company has revised the disclosure on pages 32 and 33 of Submission No. 2 to clarify this point.

Rent The Runway, Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Redeemable Preferred Stock, page F-30

18.

Your disclosure in Note 11 indicates that you have various series of outstanding redeemable preferred shares that have carrying values which differ from their liquidation values as of January 31, 2021. Please revise your financial statements to explain how you plan to account for differences between the carrying values and the liquidation values in the event it becomes probable your preferred shares will be redeemed. Refer to the guidance in paragraph 15 of ASC 480-10-S99-3A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that because the occurrence of a deemed liquidation event is not probable as of January 31, 2021, the carrying values of the redeemable preferred stock are not being accreted to their liquidation values. In the event that it becomes probable that the Company’s redeemable preferred stock will be redeemed, the Company will immediately accrete the carrying values of the redeemable preferred stock to their liquidation values in accordance with ASC 480-10-S99-3A. The Company respectfully advises the Staff that it has revised page F-32 of Submission No. 2.

Exhibits

19.

We note that you commissioned the LCA Study conducted by SgT Group and Green Story Inc. and cite that study in your filing. Please file consents from SgT Group and Green Story Inc. as exhibits to the registration statement in accordance with Rule 436, or tell us why you do not believe you are required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has filed consents from SgT Limited and Green Story Inc., respectively, as exhibits to the Registration Statement.

General

20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:    (via email)

Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.

Scarlett O’Sullivan, Chief Financial Officer, Rent the Runway, Inc.

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Emily E. Taylor, Latham & Watkins LLP